Ella & Oak



ANNUAL REPORT

2124 NW High Lakes Loop
Bend, OR 97703
(617) 365 - 2091
www.ellaandoak.com

This Annual Report is dated April 18, 2019.

BUSINESS

Your Day, Your Dream Dress. Ella & Oak is modernizing the bridal industry with an online marketplace dedicated to selling curvy wedding gowns size 14 and up, with a fun at-home try on experience. Over 68% percent of American women are plus-size yet it is estimated that there is only 1 dedicated plus-size apparel store for every 30 specialty apparel stores. To date, the fashion industry has largely ignored this under-served market, failing to dedicate resources to understand the needs and nuances of the curvy women – from pattern and design to communications and experience.

The challenges are even more apparent in bridal. With over 2MM weddings annually in the US, and an average dress cost of $1,500, the market opportunity for plus-size brides is valued at over $2B. More importantly, we believe millions of women are disappointed and frustrated by the wedding dress options and shopping experience available to them. That is where Ella & Oak comes in. Our goal is to revolutionize the way women sizes 12+ buy bridal apparel, ensuring they feel confident and beautiful on their special day.

Previous Offerings

Between 2018 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Because we were not in existence in 2017, please see our results assumptions:
The following discussion is based on our financial projections (provided in our Financial Statements and also the link to our PDF of projections in the Financial Milestones section,) for fiscal year January 1, 2019 through December 31st, 2019, and is subject to change.

Revenue: Ella & Oak is projecting the sale of 144 try-on kits with 33 final dress orders at a conversion rate of 25%. Our kits will be an average cost of $45 and our final dress average cost is $2300.

Cost of Goods: Our cost of goods sold for try-on kits will be approximately $89, which includes $30 shipping costs each way, $14 in packaging and inside promotional $15 in cleaning. Our cost of goods sold for dresses will be approximately $1286 which includes $1200 for the dress, $30 for the shipping one-way, $45 for the refund on the sample box and $11 on the packaging and materials included.

Operating Costs: Our main operating costs include marketing, office administration, and services and fees. Major expenses outlined in our projections include - additional sample dresses at projected at total of $50,000 and marketing costs of $57,950 - both contingent on fundraising. In addition we have budgeted $113,600 for the back-half of 2019 which includes founders salaries and added support that will be removed if funding goals are not reached.

Based on these projections we can fund the business with the addition of projected seed funding we can run through the end of Q3 (approximately 6 months) . If we do
not meet our Start Engine fundraising goals we can fund the business through Q2. We
will be launching a seed fundraising round at the start of Q2 to ensure we have
funding for the rest of the year.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $ $12,693. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company has not had any material terms of indebtedness other than Ella & Oak has a warrant with Founderspad. It certifies that, for value received, FoundersPad Management, LLC, or its registered assigns is entitled, subject to the terms and conditions set in the agreement, to purchase from Ella & Oak, LLC, a Delaware registered Limited Liability Company Units (as defined in the agreement,) in the amounts, at such times, and at the price per unit set forth in their Warrant. This Warrant will be terminated effective 12/1/2018.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Christine Callahan CEO, CoFounder & Manager
Samantha Brody CMO, CoFounder & Manager

Christine Callahan
CEO & CoFounder January 2018 - Present Christine has worked for a variety of startups and small businesses and has a background in sales, operations, event planning, and customer success. She always knew there was something bigger out there for her and working so hard for someone else's vision, made her want to build something of her own, almost her entire adult life. She left the corporate world to build Ella & Oak a year ago and hasn't looked back. Previous: Customer Success, Smashfly Technologies October 2016-November 2017 Customer Strategy & Marketing, Touchbase Global November 2011-October 2016

Samantha Brody
CMO & CoFounder August 2018 - Present (part-time through December 2018 - 40+ hours served in this role per week) Sam has extensive experience working in the e-commerce space, both at Walmart and at Peapod by Stop & Shop. In these roles, she managed business strategy, ran the NY grocery P&L, and oversaw a host of different marketing initiatives. Sam possesses an MBA from Duke University's Fuqua School of Business and BA in Anthropology from Barnard College, Columbia University. Previous: Senior Manager, Peapod by Stop & Shop August 2016-December 2018 Walmart, Marketing Manager July 2014-July2016 MBA Candidate, Duke Fuqua School of Business August 2012-May2014

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Christine Callahan	3,540,000 shares		45.15%
	Samantha Brody	2,800,000 shares		35.71%

RELATED PARTY TRANSACTIONS

There were no transactions in which the issuer was or is to be party and the amount involved exceeded 5% of the aggregate amount of capital sought by the company under Regulation CF.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0. As of December 31, 2018, 6,500,000 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

6,340,000 Voting Class A
160,000 Non-Voting Class B
Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units.

Distribution Rights

Additional distributions shall be made at such times and in such amounts as may be determined by the Managers. Any distributions other than those called for by Section 8.08 and Section 8.07 of the Operating Agreement as amended form time to time shall be distributed to Unit Holders in proportion to their Units Non-Competition. Each Member owning at least ten percent (10%) of the Company, and each Manager, agrees that during the time the Member or Manager is a Member or Manager of, employed by or provides services to the Company, and for a period of twenty-four (24)months thereafter, the Member or Manager, will be subject to a Non Competition clause, as per Section 6.01 of the Operating Agreement as amended form time to time.

Withdrawal.

Each Member agrees not to withdraw from the Company without the consent of all other Members.

Restriction on Transfers.

Except as otherwise permitted by the Operating Agreement as amended form time, no Unit Holder or assignee shall transfer all or any portion of such person's ownership interest in the Company.

Right of First Refusal.

In addition to the other limitations and restrictions set forth in the the Operating Agreement as amended form time, no Unit Holder shall transfer all or any portion of such person's ownership interest in the Company (the "Offered Interest") unless such Unit Holder first offers to sell the Offered Interests pursuant to the terms of the Operating Agreement as amended form time, or as otherwise permitted by this agreement.

Drag Along.

If Members holding at least seventy percent (70%) of the Units Eligible to Vote vote in favor of a specific sale of all of the Units of the Company, all Unit Holders shall sell their Units as part of that sale, so long as all Unit Holders participate in that sale equally in terms of price per Unit and other terms and conditions except those terms and conditions having to do with individual arrangements, if any, such as those between the Unit Holder and the purchaser relating to employment and restrictions on future activities.

Liquidation Upon Dissolution and Winding Up.

Upon the dissolution of the Company, the Managers shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by the Oregon Limited Liability Company Act.

With approval by vote of the Members, the Company may, in the process of winding up the Company, elect to distribute certain property in kind.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Ella & Oak, LLC

By   /christine h callahan/

_____

Name: Christine H. Callahan

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Christine Callahan, Principal Executive Officer of Ella & Oak, LLC hereby certify that the financial statements of Ella & Oak, LLC included in this Report are true and complete in all material respects.

Christine Callahan
_____
Principal Executive Officer

I, Christine Callahan, the CEO of Ella & Oak, hereby certify that the financial statements of Ella & Oak and notes thereto for the periods ending 12/31/2018 included in this Form C/AR offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Company was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24th of April, 2019 (Date of Execution).

Christine Callahan (Signature)

CEO, Manager (Title)

April 24, 2019 (Date)

Ella & Oak LLC
Index to Financial Statements
(unaudited)

1. Balance Sheet as of December 31, 2018

2. Profit & Loss Statement for year ended December 31, 2018

3. Statements of Cash Flows for the year ended December 31, 2018

4. Notes to the Financial Statements

5. Addendum - Founders Pad Warrant and Termination

NOTE 1 – NATURE OF OPERATIONS

Ella & Oak was formed on January 1st, 2018 ("Inception") in the State of Oregon. The financial statements of Ella & Oak LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bend, Oregon.

Ella & Oak is an online bridal boutique for plus-size brides. The company will sell exclusive, quality wedding dresses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of November 28, 2018 The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual

federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Ella & Oak has a warrant with Founderspad. It certifies that, for value received, FoundersPad Management, LLC, or its registered assigns is entitled, subject to the terms and conditions set in the agreement, to purchase from Ella & Oak, LLC, an Oregon registered Limited Liability Company Units (as defined in the agreement,) in the amounts, at such times, and at the price per unit set forth in their Warrant. This Warrant was terminated effective 12/1/2018. Both documents are attached as an addendum.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Ella & Oak authorizes two classes of Units: Class A Voting Units and Class B Nonvoting Units. Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units. The following shares have been issued to date.

Class A	6,340,000
Class B	160,000

701,250 Class A Voting Units are reserved for FoundersPad to be issued pursuant to our Warrant Agreement

NOTE 6 – RELATED PARTY TRANSACTIONS

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after November 16, 2018 through November 28, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

Ella & Oak

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOFA Checking	12,693.06
Capital One 8910 (8910)	0.00
Total Bank Accounts	**$12,693.06**
Total Current Assets	**$12,693.06**
Other Assets	
Accumulated Amortization	-8,186.74
Organizational Costs	3,186.74
Start Up Costs	
Bank Charges & Fees SU	80.68
Marketing SU	
Marketing Creative SU	11,055.56
Marketing Media SU	339.53
Marketing Research SU	300.00
Total Marketing SU	**11,695.09**
Office Software, Services, Supplies SU	1,411.09
Professional Services & Fees SU	
Accounting SU	623.75
Legal Fees SU	1,943.00
Total Professional Services & Fees SU	**2,566.75**
Travel SU	136.05
Try-On Kits SU	
Launch Materials SU	401.99
Sample Dresses SU	24,746.90
Total Try-On Kits SU	**25,148.89**
Website Development SU	3,300.00
Total Start Up Costs	**44,338.55**
Total Other Assets	**$39,338.55**
TOTAL ASSETS	**$52,031.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	7,731.36
Total Accounts Payable	**$7,731.36**
Credit Cards	
Ella & Oak Credit Card	
Chrissy Callahan Credit Card	75.00
Sam Brody Credit Card	1,592.85
Total Ella & Oak Credit Card	**1,667.85**

	TOTAL
Total Credit Cards	**$1,667.85**
Total Current Liabilities	**$9,399.21**
Total Liabilities	**$9,399.21**
Equity	
Owner's Investment	
Christine's Contributions	20,000.00
Samantha's Contributions	15,819.00
Scott Haigh's Contribution	10,000.00
Shawn Haigh's Contributions	5,000.14
Total Owner's Investment	**50,819.14**
Retained Earnings	
Net Income	-8,186.74
Total Equity	**$42,632.40**
TOTAL LIABILITIES AND EQUITY	**$52,031.61**

Ella & Oak

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Total Expenses	
NET OPERATING INCOME	**$0.00**
Other Expenses	
Amortization Expense	8,186.74
Total Other Expenses	**$8,186.74**
NET OTHER INCOME	**$ -8,186.74**
NET INCOME	**$ -8,186.74**

Ella & Oak

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-8,186.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accumulated Amortization	8,186.74
Accounts Payable (A/P)	7,731.36
Ella & Oak Credit Card:Chrissy Callahan Credit Card	75.00
Ella & Oak Credit Card:Sam Brody Credit Card	1,592.85
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**17,585.95**
Net cash provided by operating activities	**$9,399.21**
INVESTING ACTIVITIES	
Organizational Costs	-3,186.74
Start Up Costs:Bank Charges & Fees SU	-80.68
Start Up Costs:Marketing SU:Marketing Creative SU	-11,055.56
Start Up Costs:Marketing SU:Marketing Media SU	-339.53
Start Up Costs:Marketing SU:Marketing Research SU	-300.00
Start Up Costs:Office Software, Services, Supplies SU	-1,411.09
Start Up Costs:Professional Services & Fees SU:Accounting SU	-623.75
Start Up Costs:Professional Services & Fees SU:Legal Fees SU	-1,943.00
Start Up Costs:Travel SU	-136.05
Start Up Costs:Try-On Kits SU:Launch Materials SU	-401.99
Start Up Costs:Try-On Kits SU:Sample Dresses SU	-24,746.90
Start Up Costs:Website Development SU	-3,300.00
Net cash provided by investing activities	**$ -47,525.29**
FINANCING ACTIVITIES	
Owner's Investment:Christine's Contributions	20,000.00
Owner's Investment:Samantha's Contributions	15,819.00
Owner's Investment:Scott Haigh's Contribution	10,000.00
Owner's Investment:Shawn Haigh's Contributions	5,000.14
Net cash provided by financing activities	**$50,819.14**

	TOTAL
NET CASH INCREASE FOR PERIOD	**$12,693.06**
CASH AT END OF PERIOD	**$12,693.06**

THIS WARRANT AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

Issued: February 19, 2019 ("Effective Date")

WARRANT TO PURCHASE UNITS
of
ELLA & OAK, LLC

THIS CERTIFIES THAT, for value received, FoundersPad Management, LLC, or its registered assigns (the "**Holder**"), is entitled, subject to the terms and conditions set forth herein, to purchase from **Ella & Oak, LLC**, a Oregon registered Limited Liability Company (the "**Company**"), Units (as defined below) in the amounts, at such times, and at the price per unit set forth herein. The term "**Warrant**" as used herein shall include this Warrant and any warrants delivered in substitution or exchange therefore as provided herein.

1. Number of Units. Subject to the terms and conditions herein, the Holder is entitled, upon surrender of this Warrant to the Company, to purchase from the Company up to that number of fully-paid and non-assessable Units (as defined below) determined in accordance with the following formula: (a) the Post-Money Valuation (as defined below), multiplied by (b) the Applicable Percentage (as defined below), divided by (c) the Purchase Price (as defined below). The "Applicable Percentage" is 6.875%.

2. Definitions.

A. Change of Control. The term "**Change of Control**" shall mean: (i) any acquisition (but excluding any sale of unit for capital raising purposes), reorganization, merger or consolidation, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity; or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

B. Qualified Equity Financing. The term "**Qualified Equity Financing**" shall mean a transaction or series of related transactions pursuant to which the Company issues and sells its units, with the principal purpose of raising capital, for aggregate proceeds of at least $500,000 (excluding all amounts received upon conversion or cancellation of indebtedness).

C. Post-Money Valuation. The term "**Post-Money Valuation**" means the enterprise value of the Company on which the Purchase Price is based, plus the aggregate Purchase Price of all Units sold and issued in the next Qualified Equity Financing (including in conversion of convertible notes).

D. Purchase Price. The term "**Purchase Price**" shall mean the price per unit of the Units sold to investors in the next Qualified Equity Financing occurring after the issuance date of this Warrant.

E. Units. The term "**Units**" shall mean the units issued to investors in the Company's next Qualified Equity Financing occurring after the issuance date of this Warrant.

3.   Exercise Price. The exercise price for the Units (the "**Exercise Price**") shall be equal to the Purchase Price.

4.   Exercise Period. This Warrant shall be exercisable, in whole or in part, into Units during the term commencing on the final closing date of the next Qualified Equity Financing and ending on the expiration of this Warrant. If the Company has not completed a Qualified Financing by twenty-four (24) months after the date of this Warrant (the "**Outside Financing Date**"), then the holder of this Warrant shall have the right, but not the obligation, to exercise this Warrant at any time thereafter (in lieu of Units) into that number of units equal to the product of the Applicable Percentage calculated pursuant to Section 1 above, but with the Outside Financing Date constituting the "Calculation Date" for purposes of this Section 4, multiplied by the number of the issued and outstanding units of the Company on the Outside Financing Date. The exercise price per unit shall be an amount equal to **$500,000**, divided by the number of units of issued and outstanding units of the Company on the Outside Financing Date.

5.   Tender. The exercise of this Warrant must be accomplished by actual delivery of the Exercise Price in cash or other immediately available funds, and by actual delivery of a duly executed exercise form, in substantially similar form as attached Exhibit A, properly executed by the Holder, and by surrender of this Warrant. The payment and exercise form must be delivered, personally or by mail, to the offices of the Company at the address set forth in Section 16 below. Documents sent by mail shall be deemed to be delivered when they are received by the Company.

6.   Certificates for Units. As soon as practicable upon the exercise of this Warrant, the Company shall issue the Holder a certificate for the number of Units so purchased and, if such exercise is in part, a new warrant (dated the date hereof) of like tenor representing the remaining number of Units purchasable under this Warrant.

7.   Issuance of Units. The Company covenants that the Units, when issued pursuant to the exercise of this Warrant, will be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

8.   Adjustment of Exercise Price and Number of Units. The number of and kind of securities purchasable upon exercise of this Warrant and the Exercise Price shall be subject to adjustment from time to time as follows:

A.   Subdivisions, Combinations and Other Issuances. If the Company shall at any time prior to the expiration of this Warrant subdivide the Units, by split-up or otherwise, or combine its Units, or issue additional units of its Units as a distribution, the number of Units issuable on the exercise of this Warrant shall be proportionately increased in the case of a subdivision or unit distribution, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the purchase price payable per unit, but the aggregate purchase price payable for the total number of Units purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 8(a) shall become effective at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or if no record date is fixed, upon the making of such dividend.

B.   Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the units of the Company (other than as a result of a subdivision, combination, or unit distribution provided for in Section 8(a) above), then the Company shall make appropriate provision so that the Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of units and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of Units as were purchasable by the Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any units or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per unit payable hereunder, provided the aggregate purchase price shall remain the same.

       C.   <u>Notice of Adjustment</u>. When any adjustment is required to be made pursuant to this Section 8, the Company shall promptly notify the Holder of such event and of the number of Units or other securities or property thereafter purchasable upon exercise of this Warrant.

      9.   <u>Reservation of Units</u>. The Company agrees during the term the rights under this Warrant are exercisable to reserve and keep available from its authorized and unissued Units for the purpose of effecting the exercise of this Warrant such number of Units as shall from time to time be sufficient to effect the exercise of the rights under this Warrant.

      10.   <u>No Fractional Units or Scrip</u>. No fractional units or scrip representing fractional Units shall be issued upon the exercise of this Warrant, but in lieu of such fractional Units the Company shall make a cash payment therefor on the basis of the exercise price then in effect.

      11.   <u>Representations of the Company</u>. The Company represents that all corporate actions on the part of the Company, its managers, members, and unit holders necessary for the sale and issuance of this Warrant have been taken.

      12.   <u>Representations and Warranties by the Holder</u>. The Holder represents and warrants to the Company as follows:

       A.   This Warrant and the Units issuable upon exercise hereof are being acquired for its own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering within the meaning of the Securities Act of 1933, as amended (the **"Act"**).

       B.   The Holder understands that this Warrant and the Units have not been registered under the Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Act pursuant to Section 4(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Act or is exempted from such registration.

       C.   The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the acquisition of this Warrant and the Units purchasable pursuant to the terms of this Warrant.

       D.   The Holder is able to bear the economic risk of the purchase of the Units.

      13.   <u>Restrictive Legend</u>.

      The Units (unless registered under the Act) shall be stamped or imprinted with a legend in substantially the following form:

      THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH UNITS MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN

EXEMPTION THEREFROM UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE UNITS AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.

14.   Warrants Transferable. Subject to compliance with the terms and conditions of this Section 14, this Warrant and all rights hereunder are transferable, in whole or in part, without charge to the Holder (except for transfer taxes), upon surrender of this Warrant properly endorsed or accompanied by written instructions of transfer. With respect to any offer, sale or other disposition of this Warrant prior to registration of such Warrant, the Holder agrees to give written notice to the Company prior thereto, describing briefly the manner thereof, together with a written opinion of such Holder's counsel, if reasonably requested by the Company, to the effect that such offer, sale or other disposition may be effected without registration or qualification (under the Act or any federal or state securities law then in effect); provided, however, that no such opinion of counsel shall be required for (a) transfers made pursuant to Rule 144 under the Act or (b) transfers by a Holder (i) that is a partnership transferring to its partners or former partners in accordance with partnership interests, (ii) that is a corporation transferring to a wholly-owned subsidiary or parent corporation that owns all of the capital stock of the Holder, (iii) that is a limited liability company transferring to its members or former members in accordance with their interests in the limited liability company, (iv) that is an individual transferring to a family member or trust for the benefit of the Holder, or (v) to an Affiliate (as defined below). Upon receiving such written notice and reasonably satisfactory opinion, if such opinion is required and requested by the Company, the Company, as promptly as practicable, shall notify such Holder that such Holder may sell or otherwise dispose of this Warrant in accordance with the terms of the notice delivered to the Company. If a determination has been made that the opinion of counsel for the Holder is not reasonably satisfactory to the Company, the Company shall so notify the Holder promptly with details thereof after such determination has been made. For the purposes hereof, an "**Affiliate**" shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

15.   Expiration of Warrant. This Warrant shall expire and no longer be exercisable upon the earlier of (a) the consummation of any Change of Control or (b) 5:00 p.m. Pacific time on the ten (10) year anniversary of the issuance date of this Warrant. The Company will provide the Holder with at least ten (10) days written notice prior to any Change of Control.

16.   Notices. All notices hereunder shall be effective when given, and shall be deemed to be given upon receipt or, if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one (1) business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be addressed or (e) by email, when received and (i) if to the Holder, at PO Box 1196, Bend, OR 97709 and (ii) if to the Company, at 2124 High Lakes Loop, Bend, OR 97703, or at such other address as the Company shall have furnished in writing.

17.   Market Stand-Off. The Holder of this Warrant hereby agrees that such Holder shall not sell or otherwise transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale (other than those included in the registration) of the Units (or other securities of the Company held by Holder) during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act (or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports and (ii) analyst recommendations and opinions, including, but not limited to, the restrictions contained in NASD Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto). The Company may impose stop-transfer instructions and

may stamp each certificate with a legend as substantially set forth herein with respect to the units (or other securities) subject to the foregoing restriction until the end of such one hundred eighty (180) day (or other) period. The Holder agrees to execute a market stand-off agreement with the underwriters in the offering in customary form consistent with the provisions of this section. In order to enforce the limitations of this section, the Company may impose stop-transfer instructions with respect to the Units until the end of the applicable stand-off period.

18.   Governing Law. This Warrant shall be governed by the laws of the State of Oregon, without regard to the conflicts of law provisions of any jurisdiction.

19.   Binding Arbitration.

A.   Except as otherwise provided in paragraph (e) of this Section 19, any dispute, controversy, or claim arising out of the subject matter of this Warrant will be settled by binding arbitration before a single arbitrator in Bend, Oregon.

B.   If the parties agree on an arbitrator, the arbitration will be held before the arbitrator selected by the parties. If the parties do not agree on an arbitrator, each party will designate an arbitrator and the arbitration will be held before a third arbitrator selected by the designated arbitrators. Each arbitrator will be an attorney knowledgeable in the area of business law.

C.   The arbitration will be initiated by filing a claim with Arbitration Service of Portland, Inc., and will be conducted in accordance with the then-current rules of Arbitration Service of Portland, Inc.

D.   The resolution of any dispute, controversy, or claim as determined by the arbitrator will be final and binding on the parties. Judgment on the award of the arbitrator may be entered by any party in any court having jurisdiction.

E.   A party may seek from a court an order to compel arbitration, or any other interim relief or provisional remedies pending an arbitrator's resolution of any dispute, controversy, or claim. Any such action, suit, or proceeding or any action, suit, or proceeding to enforce the award of the arbitrator will be litigated in courts located in Deschutes County, Oregon. For the purposes set forth in this paragraph, each party consents and submits to the jurisdiction of any local, state, or federal court located in Deschutes County, Oregon.

20.   Rights and Obligations Survive Exercise of Warrant. Unless otherwise provided herein, the rights and obligations of the Company, of the Holder and of the holder of the Units issued upon exercise of this Warrant, shall survive the exercise of this Warrant.

21.   Amendments and Waivers. No modification of or amendment to this Warrant, nor any waiver of any rights under this Warrant, will be effective unless in a writing signed by the Company and the Holder. Waiver by the Holder of a breach of any provision of this Warrant will not operate as a waiver of any other or subsequent breach.

22.   No Impairment. The Company shall not, by amendment of its Articles of Organization or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out of all the provisions of this Warrant and in taking all such action as may be necessary or appropriate to protect the Holder's rights under this Warrant against impairment.

23. <u>Attorney's Fees</u>. If any arbitration, action, suit, or proceeding is instituted to interpret, enforce, or rescind this Warrant, or otherwise in connection with the subject matter of this Warrant, including but not limited to any proceeding brought under the United States Bankruptcy Code, the prevailing party on a claim will be entitled to recover with respect to the claim, in addition to any other relief awarded, the prevailing party's reasonable attorney's fees and other fees, costs, and expenses of every kind, including but not limited to the costs and disbursements specified in ORCP 68 A(2), incurred in connection with the arbitration, action, suit, or proceeding, any appeal or petition for review, the collection of any award, or the enforcement of any order, as determined by the arbitrator or court.

24. <u>Authority</u>. The signatories hereto warrant that they have the authority to execute this Warrant on behalf of the parties to this Warrant and that any entity on whose behalf they are signing has executed this Warrant pursuant to its governing documents or a resolution of those having the power to control its affairs of this nature.

25. <u>Securities Laws</u>. The sale of the securities that are subject to this Warrant has not been registered under the Securities Act of 1933 or any state securities laws and the issuance of such securities or the payment or receipt of any part of the consideration therefore prior to such registration is unlawful, unless the sale of securities is exempt from the registration pursuant to the relevant federal and state regulations. The rights of all parties to this Warrant are expressly conditioned upon the registration being obtained, unless the sale is so exempt.

[Signature page follows]

The Company has caused this Warrant to be issued as of the date first written above.

ELLA & OAK, LLC
an Oregon Limited Liability Company

By: _Christine Callahan_____

Name: Christine Callahan_____

Title: CEO_____

FOUNDERSPAD MANAGEMENT, LLC

By: _____

Name: Luann Abrams_____

Title: Manager_____

EXHIBIT A

NOTICE OF EXERCISE

TO: ELLA & OAK, LLC
        2124 HIGH LAKES LOOP
        BEND, OR 97703

1.   The undersigned hereby elects to purchase _____ units of _____ pursuant to the terms of the attached Warrant.

2.   Please issue a certificate or certificates representing said units in the name of the undersigned or in such other name as is specified below:

_____
(Name)

_____

_____
(Address)

3.   The undersigned hereby represents and warrants that the aforesaid units are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such units and all representations and warranties of the undersigned set forth in Section 12 of the attached Warrant are true and correct as of the date hereof.

_____
(Signature)

_____
(Name)

_____   _____
(Date)   (Title)

EXHIBIT B

FORM OF TRANSFER
(To be signed only upon transfer of Warrant)

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto _____ the right represented by the attached Warrant to purchase _____ units of _____ of ELLA & OAK, LLC to which the attached Warrant relates, and appoints _____ Attorney to transfer such right on the books of _____, with full power of substitution in the premises.

Dated: _____

_____
(Signature must conform in all respects to name of Holder as specified on the face of the Warrant)

Address: _____

_____

_____

Signed in the presence of:

_____



FOUNDERSPAD
FOUNDERS HELPING FOUNDERS

February 19, 2019

Christine Callahan
CEO
Ella & Oak
2124 High Lakes Loop
Bend, OR 97703

RE: Updated FoundersPad Warrant

Christine:

Per your request, we are updating the warrant FoundersPad holds in Ella & Oak, LLC to reflect that the LLC is now registered in Oregon as well as the final vested percentage now that the mentorship has concluded.

Please note the following changes from the original warrant dated December 12, 2017:

- Effective Date February 19, 2019
- First paragraph now notes Ella & Oak, LLC as an Oregon registered Limited Liability Company
- "Section 1. Number of Units" updated to reflect a final 6.875% warrant allocation
- The signature page now notes Ella & Oak, LLC as an Oregon registered Limited Liability Company

Please sign the attached warrant and return to me. Once the warrant dated February 20, 2019 is signed by you, the warrant dated December 12, 2017 will be null and void.

Best regards,

Luann Abrams
Manager